September 19, 2005

George W. Lloyd, Esq.
Goodwin Procter LLP
One Exchange Place
Boston, MA 02109

	RE:	LXU Healthcare, Inc.
		Schedule 13E-3 filed August 31, 2005
      File No. 5-78542

		Preliminary Proxy Statement on Schedule 14A
		Filed August 31, 2005
		File No. 0-14961

Dear Mr. Lloyd:

	We have reviewed the above-captioned filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General
1. 	All of the reports, opinions or appraisals materially related to
the going-private transaction should be described in reasonable detail in the proxy materials and any written materials presented to the board should be filed as exhibits to Schedule 13E-3, as required by Item 1015 and 1016 of Regulation M-A. Either provide the descriptions of any reports, opinions or appraisals and file the written materials prepared by Simon Financial, Jeffries & Company, Shattuck Hammon, Burnham Securities, and William Blair, or explain to us why you believe they are not materially related to the going-private transaction. Refer to the Charles L. Ephraim No-Action letter dated Sept. 30, 1987) and the In re Meyers Parking System Release No. 34-26069 (Sept. 12, 1988).

Schedule 13E-3
2. 	Rule 13e-3 requires that each affiliate engaged in a going
private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us what consideration was given to identifying each "related person" as an affiliate engaged in the going private transaction. In particular, we note that each "related person" will remain with the company following the reverse stock split. Refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Alternatively, revise to include each related person as a filing person on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need
to revise the disclosure to include all of the information
required
by Schedule 13E-3 and its instructions for any filing persons added
in response to this comment.  For example, include a statement as to
whether each person believes the Rule 13e-3 transaction to be fair to
unaffiliated security holders and an analysis of the material factors
upon which they relied in reaching such a conclusion.  Refer to
Item
8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13,
1981).
Preliminary Proxy Materials
3. 	Rule 14a-4(b)(1) requires each matter on the proxy card must be
separately broken out. Separate matters may be cross-conditioned upon
one another, such that one will not pass unless the other does.
Refer
to the September 2004 Interim Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). Advise us of the basis for the apparent belief the reverse and forward stock splits are not separate matters that should be presented independently on the proxy card for shareholder vote. Please ensure
that your response includes a brief legal analysis of whether or not
security holder approval is necessary to approve the amendment to the
Articles of Organization authorizing the forward stock split.  To the
extent that the forward stock split amendment is required under the
governing state law to authorize the action, each request to amend should be identified as a separate proposal.
4. 	Please revise the structure of your proxy statement so that
all
of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). For instance, we note that your description of the fairness opinion does not appear in the forepart of the document.

Purpose of and Reasons for the Stock Splits, page 2
5. 	Here, and throughout the document, revise to indicate the
impact
of the reverse stock split on each class of stock separately.

Fairness of the Stock Splits, page 2
6. 	We note the statement that "[t]he Board made this
determination
in good faith." It appears that your characterization of the board`s determination as made in "good faith" is a legal conclusion. Please explain to us the basis for this representation. This comment also applies to the similar statement appearing on page 18.

Voting Information, page 4
7. 	Consider expanding the table on page four to indicate the
number
of shares held by persons that have represented that they will vote in favor of the transaction.

Special Factors, page 6

	Cost Savings, page 6
8. 	The estimated current compliance costs of $224,000 do not
appear
to correspond with the "Estimated Annual Cost Savings" table on page seven. Please advise or revise as appropriate.

	Effects of the Stock Splits, page 8
9. The disclosure on page 33 and in your recent Forms 10-K
indicates
that you have recorded net losses in several of the preceding fiscal
years.  Disclose, if true, that the security holders who maintain an
interest in LXU and its affiliates will benefit from the company`s future use of operating loss carryforwards. Quantify this benefit to the extent practicable.  See Instruction 2 to Item 1013 of
Regulation
M-A.
	Effects on Holders of Fewer Than 1,000 Shares of Common
Stock,
page 9
10. 	Throughout the document reference is made to the ability of
the
shareholders holding less than 1,000 shares to purchase additional shares to prevent them from being cashed out in the transaction. You also indicate on page 32 that there have been no reported trades of shares of your common stock since November 16, 2000. Please expand the disclosure to explain in greater detail the difficulty that shareholders may face in purchasing additional shares given the almost complete absence of a trading market in your securities.

	Sale of LXU, page 12
11. 	Expand your disclosure to identify the investment banks and
discuss the substance of their presentations.
12. 	Expand your disclosure to explain why the resignation of your
CFO rendered any sale process impracticable.

 	Fairness of the Stock Splits, page 13
13. 	The factors listed in Instruction 2 to Item 1014 are those
generally considered relevant in addressing the substantive
fairness
of a Rule 13e-3 transaction and should be discussed in reasonable detail. Your brief reference to liquidation value is insufficient and we are unable to locate a discussion of any of the other factors set forth in the instruction. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in
assessing
the transaction and the company`s fairness determination.  Refer to
Exchange Act Release No. 17719 (April 13, 1981).
14. 	In multiple places in this section, you refer to the equal
treatment of related persons and unaffiliated holders.  We also note
that the board placed "special emphasis on the opportunity for unaffiliated holders of shares . . . to sell such shares of common stock without brokerage fees." Expand your disclosure to explain why the board believes that the related persons and unaffiliated holders
will be treated equally. In that regard, we note that all related persons will remain with the company and the majority of unaffiliated holders will be cashed out. Explain what consideration the board gave to the fact that an unaffiliated holder holding less than 1,000 shares will likely have to pay brokerage fees if the holder wishes to be treated in a manner equivalent to a related person. Also explain why the board considered the treatment to be equal when, given the lack of a public market and recorded trades of common stock since November 16, 2000, a shareholder may not be able to acquire any additional shares. After considering this comment, if you are no longer able to represent that related persons and unaffiliated holders will receive "equal treatment," please revise throughout the document, including the "Equal Treatment of Related Persons and Unaffiliated Holders of Shares of Common Stock" header and section.

	Shareholder Approval, page 14
15. 	Because all of the related persons have indicated that they
will
vote in favor of the transaction and related persons possess sufficient shares to approve the transaction, it appears that the vote of unaffiliated holders is superfluous and that no procedural protection is being provided on the basis of the state law required vote. Accordingly, expand your disclosure to explain in greater detail why "the Board believes that these voting requirements are sufficient to protect the rights of unaffiliated shareholders."

	Independent Committee/ Unaffiliated Representative, page 14
16. 	Because the majority of unaffiliated shareholders will be
cashed
out and all related persons, including the board, will remain shareholders it is unclear why forming an independent committee, or retaining an unaffiliated independent representative to act on behalf of unaffiliated security holders, would add little or no additional protections. Expand your disclosure to explain in greater detail why the board did not believe that an independent committee or an unaffiliated representative would have afforded additional protections to unaffiliated shareholders.

	Access to Corporate Records, page 15
17. 	Expand the disclosure to explain the provisions under
Massachusetts` law that would provide shareholders with the right to review LXU`s books and records.

	Fairness Conclusion, page 15

18. Please revise to expressly indicate whether the board believes the Rule 13e-3 transaction is both substantively and procedurally fair to the company`s unaffiliated shareholders, separately addressing those who will be cashed out and those who will remain shareholders. Refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719. Note that your fairness discussion should only address fairness to unaffiliated shareholders in accordance with Item
1014(a) of Regulation M-A.

Proposal to Effect the Stock Splits, page 16
19. 	Disclose who first proposed the possibility of going private
and
the date on which this occurred.  In addition, ensure the
disclosure
describes all meetings, negotiations, contacts, etc. among board members, management, ten-percent holders and other related persons
that related to the possibility of going private.   Please expand
to
describe the nature of any involvement by significant stockholders in
the steps that led to the proposed transaction, including a discussion of what role, if any, was played by the non-voting observers at any of the meetings.
20. 	Identify the outside counsel discussed in the penultimate
paragraph on page 16 and the second paragraph on page 17.
21. 	Identify the independent consultant discussed in the first
paragraph on page 17.
22. 	Expand the disclosure to discuss in greater detail the
meeting
with the four investment banks. State the dates of the meetings, identify the "certain affiliates" and investment banks, and describe
the substance of the meetings.
23. 	Clarify what is meant by a controlling interest basis and
explain how the board derived the $0.19 price using the
controlling
interest basis.
24. 	State whether Simon Financial recommended or selected the
$0.19
price.
25. 	Expand the disclosure to discuss in greater detail the
meeting
with the four investment banks. State the dates of the meetings, identify the "certain affiliates" and investment banks, and describe the substance of the meetings.

Material Federal Income Tax Consequences, page 20
26. 	Delete the statement that your disclosure "is not intended as tax advice to any person or entity." Investors are entitled to rely upon the disclosure.

Availability of Appraisal rights, page 22
27. 	Delete the statement that the disclosure is "qualified in its entirety by reference to Appendix A." Investors are entitled to rely upon your disclosure.

Fairness Opinion of Simon Financial, page 23

28. On page 23 the disclosure indicates that the opinion is
"solely"
for the use of the Board.  This limitation appears to limit
reliance
by investors on the opinion. We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete this limitation or disclose the basis for the advisor`s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability
of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.
29. 	Please delete the disclosure on page 23 that the summary of
Simon Financial`s written opinion in the proxy statement is qualified in its entirety by reference to the full text of the written opinion.

30. We refer to the last sentence on page 23 and the penultimate paragraph on page 24. Expand your summary to contain, at a minimum, a materially complete discussion of the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from
LXU
and any limitation imposed by LXU on the scope of the
investigation.
Refer to Item 1015(b)(6) of Regulation M-A.
31. 	We note that the company paid Simon Financial $25,000 to
provide
an opinion. Please describe any material relationship that existed in
the past two years and any compensation received by Simon
Financial
during that time. Refer to Item 1015(b)(4) of Regulation M-A.
32. 	We note the statement on page 24 that Simon Financial "did
not
make an independent evaluation or appraisal . . . and was not furnished with any such appraisal." Please reconcile this disclosure with the statements elsewhere that Simon Financial prepared appraisals for LXU and the statements in Exhibit A that Simon Financial reviewed those appraisals for the purposes of this transaction.

33. 	We note your reference on page 24 to information provided by management to Simon Financial and your references elsewhere in the document to financial projections provided to Simon Financial. Disclose all of the financial projections that management provided to
Simon Financial. In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.

      Market Approach, page 25
34. 	Revise to clarify how each analysis relates to the $0.19
price.
For instance, your discussion of the income approach indicates a value for LXU ranging from $29.3 million to $32.0 million. It is unclear how that range relates to the $0.19 price.

	Analysis of LXU`s Publicly Traded Securities, page 25
35. 	Quantify the daily trading volume, public float and total
shares
outstanding for both LXU and the comparable companies.

	Comparable Companies, page 25
36. 	Clarify why the advisor deemed the companies comparable if
LXU
is more leveraged, has less access to capital and is significantly smaller.
37. 	Expand the tabular disclosure to include the median for the
group of comparable companies and market multiples selected for LXU.

	Comparable Transactions, page 26
38. 	Consider providing tabular disclosure similar to that
provided
for the Comparable Companies Analysis.  This comment also applies to
your Income Approach Analysis disclosure.
39. 	Identify the comparable transactions and explain why they
were
deemed comparable.

	Income Approach, page 27
40. 	Revise the disclosure to clarify how the discount rate and
perpetual growth rate were determined.

	Conclusion, page 27
41. 	Revise the last sentence so that it is consistent with the
opinion rendered in the last sentence of Exhibit A.
Share Ownership of Directors, Executive Officers and Owners of 5%
of
Our Common Stock, page 31
42. 	Revise the table to indicate all beneficial holders of the
securities listed. For instance, it appears that Robert Fisher and
Woodcrest Associates may also be deemed beneficial owners of securities owned by Webbmont Holdings L.P.

Available Information, page 38
43. 	Please revise to reflect that the current address of the SEC is
One Station Place 100 F Street, N.E., Washington, D.C. 20549.

Incorporation of Certain Documents by Reference, page 38
44. 	It appears that you are attempting to incorporate by
reference
the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Note E to Schedule 14A. Because it does not appear that the company`s public float is sufficient, the company does not appear
eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you are relying upon Item 13(b)(2) to incorporate the required information by reference.  If so, confirm that you will
deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement or include the undertaking set forth in Instruction D.2 to
Schedule 14A.  Identify on the last page of the proxy statement the
information incorporated by reference. Alternatively, revise the proxy statement to include the information required by Item 13(a).
45. 	Explain to us the authority you are relying upon to
incorporate
by reference the listed documents other than those specifically permitted by Item 13(b) of Schedule 14A. Refer to Note D.3 of
Schedule 14A.

Preliminary Proxy Card
46. 	Please revise to indicate that this proxy card is in
preliminary
form.  See Rule 14a-6(e)(1) of Regulation 14A.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company and any additional filing persons acknowledging that:

* the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please file a cover letter on EDGAR with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	Please direct any question to the undersigned at (202) 551-
3345.

	Sincerely,


						Michael Pressman
						Special Counsel
						Office of Mergers & Acquisitions

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September 19, 2005
Page 10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE